                                     EQU: TSX, NYSE

EQUAL ENERGY UPDATES Q2 2010 FINANCIAL AND OPERATING RESULTS

Calgary, Alberta – (CNW – August 13, 2010) Equal Energy Ltd. (“Equal”, “We”, “Our” or the “Company”) announces its financial and operating results for the three and six months ended June 30, 2010.

Don Klapko, Chief Executive Officer commented, “Q2 2010 is our first quarter reporting as Equal Energy Ltd. as we have now completed our corporate conversion effective May 31, 2010.  We worked hard to prepare for our corporate conversion, deploying a more growth oriented business model, re-evaluating our existing properties from a growth perspective and adding new resource plays to our asset base.  During Q2, our results were solid as we continue to execute on our stated corporate priorities.”

As a result of the success at our oil resource plays, including the Cardium in Alberta and Circus Viola in Oklahoma, Equal’s Board of Directors have approved an increase to the Company’s capital expenditures to approximately $50 million from the original $40 million.  This increase will allow Equal to accelerate the pace of development at its oil resource plays and drill as many as 16 wells in the second half of 2010 which is double the number of wells drilled during the first half of the year.

Q2 and 2010 year-to-date highlights:

•	Generated funds from operations of $11.4 million for Q2 2010 and $25.9 million year-to-date as compared with $8.6 million and $26.5 million in the same periods for 2009, respectively;

•	The Company’s Bank Syndicate completed a borrowing base review and increased the borrowing base to $125.0 million from $110.0 million;

•	The long-term bank debt was decreased to $66.0 million, a reduction of $4.0 million from December 31, 2009 and $1.4 million since the end of Q1 2010;

•	On July 7, 2010, Equal sold non-core assets for net proceeds of $24.3 million;

•	On July 9, 2010, Equal completed an equity offering for net proceeds of $35.9 million;

•
Taking into account these two transactions subsequent to the quarter end, the revised net debt including the convertible debentures would be approximately $114 million which is comprised of working capital of $72 million, bank debt of $66 million and convertible debentures with a face value of $120 million;

•	Drilled six successful wells, two of which were tied-in and producing by the end of Q2 with the other four tied-in and producing subsequent to the Q2 quarter-end; and

•	Achieved average production of 9,570 boe per day for the quarter, compared with 9,507 boe per day in Q1 2010 and 10,059 boe per day in Q2 2009.

Q2 2010 Financial and Operations Summary (in thousands except for volumes, percentages and per share and boe amounts)	Three months ended June 30			Six months ended June 30			Year ended Dec. 31
	2010	2009	Change	2010	2009	Change	2009
FINANCIAL
Revenue before mark-to-market adjustment	35,689	31,208	14%	74,742	73,097	2%	140,506
Funds from operations	11,357	8,561	33%	25,900	26,476	(2%)	46,645
Per share – basic and diluted (1) ($)	0.52	0.42		1.19	1.29		2.22
Loss	(4,066)	(14,383)		(7,003)	(22,881)		(41,282)
Per share – basic and diluted (1) ($)	(0.19)	(0.69)		(0.32)	(1.11)		(1.95)
Total assets	445,513	508,588		445,513	508,588		462,272
Net debt	54,650	36,784		54,650	36,784		35,955
Convertible debentures	115,973	114,315		115,973	114,315		114,863
Shareholders’ equity	217,265	259,595		217,265	259,595		219,046
SHARES OUTSTANDING
Weighted average shares outstanding – basic and diluted (1)) (000s)	21,935	20,760		21,768	20,736		21,119
Shares outstanding at period end (1) (000s)	21,974	20,842		21,974	20,842		21,701
OPERATIONS
Average daily production
Oil (bbls per day)	2,345	2,786	(16%)	2,411	2,955	(18%)	2,779
NGL (bbls per day)	2,773	2,039	36%	2,598	1,563	66%	2,156
Gas (mcf per day)	26,711	31,407	(15%)	27,176	32,972	(18%)	29,657
Total (boe per day)	9,570	10,059	(5%)	9,538	10,014	(5%)	9,878
Exit production
Oil (bbls per day)	2,718	2,766	(2%)	2,718	2,766	(2%)	2,448
NGL (bbls per day)	2,691	2,372	13%	2,691	2,372	13%	2,515
Gas (mcf per day)	27,700	29,232	(5%)	27,700	29,232	(5%)	24,802
Total (boe per day)	10,026	10,010	0%	10,026	10,010	0%	9,097
Average sales price
Oil ($ per bbl)	69.55	63.49	10%	71.59	59.02	21%	62.86
NGL ($ per bbl)	40.34	28.63	41%	43.22	29.48	47%	32.17
Gas ($ per mcf)	4.39	3.43	28%	4.71	5.56	(15%)	4.75
Cash flow netback ($ per boe)
Revenue	40.98	34.09	20%	43.29	40.33	7%	38.97
Royalties	8.17	5.92	38%	9.11	6.58	38%	7.37
Production expenses	10.50	12.19	(14%)	10.29	12.34	(17%)	10.88
Transportation expenses	0.76	0.78	(3%)	0.72	0.71	1%	0.70
Operating netback	21.55	15.20	42%	23.17	20.70	12%	20.02
General and administrative	5.10	3.61	41%	4.71	3.80	24%	4.36
Cash interest expense	3.52	2.24	57%	3.28	2.29	43%	2.66
Other cash costs	(0.11)	-	100%	0.18	-	100%	0.06
Cash flow netback	13.04	9.35	39%	15.00	14.61	3%	12.94

(1)	Restated to reflect the three for one exchange of trust units for common shares.

Equal’s complete unaudited consolidated financial statements, accompanying notes and MD&A for the quarter are available on Equal's website at www.equalenergy.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Equal will host a conference call and webcast on Friday, August 13, 2010 at 9:00 am MT (11:00 am ET) to discuss Equal’s Q2 2010 results.  To access the call, please dial 1-888-231-8191 or 647-427-7450.  A live audio webcast of the conference call will be available on the home page of Equal's website at www.equalenergy.ca.  A replay of the conference call will be available until 11:59 pm, August 20, 2010.  The replay may be accessed on Equal's website in the Investor Relations section, or by dialing 1-800-642-1687 or 1-416-849-0833, followed by passcode  89291417#.

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal’s shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB, EQU.DB.A) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU).  The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 54 percent crude oil and natural gas liquids and 46 percent natural gas.  Equal has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium in west central Alberta and the Circus prospect in southern Oklahoma.

Barrels of Oil Equivalent
Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal.  Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

All dollar values are in Canadian dollars unless otherwise stated.

For further information please contact:
Don Klapko
President and CEO
(403) 263-0262 or (877) 263-0262

info@equalenergy.ca

www.equalenergy.ca